SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

MASSROOTS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

57630J106

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d - 1(b)

[ ] Rule 13d - 1(c)

[X] Rule 13d - 1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57630J106	13G	Page 2 of 4 pages

1	NAMES OF REPORTING PERSONS
Stewart Fortier

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
	N/A	(b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF	5	SOLE VOTING POWER	3,685,976
SHARES
BENEFICIALLY	6	SHARED VOTING POWER	0
OWNED BY
EACH	7	SOLE DISPOSITIVE POWER	3,685,976
REPORTING
PERSON WITH	8	SHARED DISPOSITIVE POWER	0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,685,976

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	5.1%

12	TYPE OF REPORTING PERSON	IN

CUSIP No. 57630J106	13G	Page 3 of 4 pages

SCHEDULE 13G

Item 1(a).	Name of Issuer: MassRoots, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices:

1624 Market Street, Suite 201

Denver, Colorado 80202

Item 2(a).	Name of Person Filing: Stewart Fortier
Item 2(b).	Address of Principal Business Office or, if None, Residence:

1624 Market Street, Suite 201

Denver, Colorado 80202

Item 2(c).	Citizenship: United States of America
Item 2(d).	Title of Class of Securities: Common Stock, $0.001 par value
Item 2(e).	CUSIP Number: 57630J106
Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a: Not Applicable.
Item 4.	Ownership:
(a)	Amount beneficially owned: 3,685,976*
(b)	Percent of class: 5.1%**
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 3,685,976
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 3,685,976
(iv)	Shared power to dispose or to direct the disposition of: 0

______________________

* The number of shares of Common Stock shown above as beneficially owned by Stewart Fortier includes (1) 3,675,976 shares of Common Stock issued and outstanding in his name, and (2) fully vested warrants to purchase 10,000 shares of Common Stock at $1.00 per share.

** Based on the 71,908,370 shares of Common Stock outstanding as of December 31, 2016, plus 10,000 shares of Common Stock that would be issued upon the exercise of Mr. Fortier’s warrants.

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: Not Applicable.
Item 8.	Identification and Classification of Members of the Group: Not Applicable.
Item 9.	Notice of Dissolution of Group: Not Applicable.
Item 10.	Certifications: Not Applicable.

CUSIP No. 57630J106	13G	Page 4 of 4 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2017
Date

/s/ Stewart Fortier
Signature

Stewart Fortier
Name